# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENESCO INC, CIK 0000018498
CUSIP: 371532102
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 535 MARRIOTT DRIVE, 12TH FLOOR, NASHVILLE, Tennessee (TN), 37214
Date of event which requires filing of this statement: 04/08/2026
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; CHRISTOPHER MARTIN, JUMANA CAPITAL INVESTMENTS LLC, 1717 St. James Place, Suite 335, Houston, Texas (TX), 77056, 281-915-2704; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 400,000; shared voting power 0; sole dispositive power 400,000; shared dispositive power 0; aggregate amount beneficially owned 400,000 (3.7% of the class)
- Jumana Capital Investments LLC (CIK 0002036142): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 430,000; sole dispositive power 0; shared dispositive power 430,000; aggregate amount beneficially owned 430,000 (4% of the class)
- Martin Christopher Ross (CIK 0002041913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 430,000; sole dispositive power 0; shared dispositive power 430,000; aggregate amount beneficially owned 430,000 (4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: GENESCO INC
Address of issuer's principal executive offices: 535 MARRIOTT DRIVE, 12TH FLOOR, NASHVILLE, Tennessee (TN), 37214

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Bradley L. Radoff, with respect to the Shares directly and beneficially owned by him;

(ii) Jumana Capital Investments LLC, a Texas limited liability company ("Jumana Capital"); and

(iii) Christopher R. Martin, as the Manager of Jumana Capital.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Jumana Capital and Mr. Martin are collectively referred to as "Jumana."

Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of Mr. Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal business address of Jumana Capital and Mr. Martin is 1717 St. James Place, Suite 335, Houston, Texas 77056.
Present principal occupation or employment: The principal occupation of Mr. Radoff is serving as a private investor. The principal business of Jumana Capital is investing in securities. The principal occupation of Mr. Martin is serving as the Manager of Jumana Capital.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Jumana Capital is organized under the laws of the State of Texas. Messrs. Radoff and Martin are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 400,000 Shares directly owned by Mr. Radoff is approximately $11,092,760, including brokerage commissions.

The Shares purchased by Jumana Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 430,000 Shares directly owned by Jumana Capital is approximately $12,930,891, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to engage constructively with the Issuer's Board of Directors (the "Board") and management team regarding opportunities to unlock value for all shareholders, including, among other matters, potential changes to the composition of the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts (in which the Reporting Persons may participate), Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 10,858,224 Shares outstanding as of March 13, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2026.

As of the date hereof, Mr. Radoff directly beneficially owned 400,000 Shares, constituting approximately 3.7% of the Shares outstanding.

As of the date hereof, Jumana Capital directly beneficially owned 430,000 Shares, constituting approximately 4.0% of the Shares outstanding. Mr. Martin, as the Manager of Jumana Capital, may be deemed the beneficial owner of the 430,000 Shares owned by Jumana Capital, constituting approximately 4.0% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 830,000 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 7.6% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Radoff has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Each of Jumana Capital and Mr. Martin may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by Jumana Capital.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 15, 2026, the Reporting Persons entered into a Group Agreement (the "Group Agreement") pursuant to which, among other things, the parties agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (ii) to coordinate their activities with respect to the Issuer and (iii) that expenses incurred in connection with the group's activities would be split evenly between Mr. Radoff and Jumana with each such party paying 50% of the expenses. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Group Agreement, dated April 15, 2026.

## Signatures
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (04/15/2026)
- Jumana Capital Investments LLC: /s/ Christopher R. Martin, Christopher R. Martin, Manager (04/15/2026)
- Martin Christopher Ross: /s/ Christopher R. Martin, Christopher R. Martin (04/15/2026)